NEDBANK GROUP

RECEIVED

2005 SEP 19 P 12:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 September 2005

05011302

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

SUPPL

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED (formerly Nedcor Limited) in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the SENS announcement in respect of the results of the Capitalisation Award.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

cc *Jonathan K Bender, Esq*

Proof 2 Bus Day and Beeld on the 13/09/05 size 19x4 Spell Check AJ
Shergeran Naidoo 295 8245 294 8602 shergerann2@nedbank.co.za

NEDBANK
GROUP

Nedbank Group Limited

(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedbank Group" or "the Company")

RESULTS OF THE CAPITALISATION AWARD

The Company's interim results announcement for the six months ended 30 June 2005 was released on the Securities Exchange News Services ("SENS") on 4 August 2005 wherein notice was given that an award of new fully paid Nedbank Group ordinary shares ("the new shares") would be distributed to shareholders recorded in the register of the Company at the close of business on Friday, 9 September 2005 ("the record date").

In terms of the announcement, shareholders would be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they would receive the cash dividend alternative (105 cents per ordinary share that would be paid to those shareholders not electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation share award or the cash dividend alternative was Friday, 2 September 2005.

The number of the new shares to which shareholders wishing to participate in the capitalisation award would become entitled was determined in the ratio that 105 cents per Nedbank Group ordinary share bears to 8 612 cents, being the 30 day volume weighted average traded price of Nedbank Group ordinary shares on the JSE as at the close of business on 25 August 2005.

This equated to 1.21923 new shares for every 100 Nedbank Group ordinary shares held on the record date. Fractions of shares were not to be issued.

Nedbank Group ordinary shareholders holding 347 966 517 Nedbank Group ordinary shares elected to receive the capitalisation share award, resulting in the issue of 4 242 512 new shares. Accordingly, R94 461 976.35 was paid in respect of cash dividends.

Dividend cheques and share certificates in respect of the new shares were posted to certificated shareholders at their risk and the Central Securities Depository Participant or broker custody accounts of dematerialised shareholders were credited today.

Johannesburg
12 September 2005

Investment bank, corporate advisor and sponsor

NEDBANK
CAPITAL

Independent lead sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Corporate law advisors

EDWARDNATHAN
CORPORATE LAW ADVISERS

INCE